February 8, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nutraceutical International Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated February 4, 2008.  As per our discussion on February 7, 2008, our target date for submitting responses to your comment letter is on or before February 22, 2008.  We appreciate your assistance in this matter.

Sincerely,

/s/ Cory J. McQueen

Cory J. McQueen
Vice President and Chief Financial Officer